Orbit Innovations Group Inc.	(307) 381-0288 info@orbit-innovations.com Vrabci 9, Prague, Czech Republic 18200

April 17, 2025

Division of Corporation Finance

U.S. Securities & Exchange

Commission 100 F Street, NE

Washington, D.C. 20549

www.sec.gov

Re: Orbit Innovations Group Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed March 24, 2025

File No. 333-283342

Dear Alyssa Wall,

We received your letter dated April 15, 2025, pursuant to the Securities Exchange Act of 1933, as amended, please find enclosed the Company’s Amendment No. 4 to its Registration Statement on Form S-1, which amends Amendment No. 3 filed on March 24, 2025. Amendment No. 4 reflects the changes made to Amendment No. 3. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 3 to Form S-1 filed March 24, 2025

Unaudited Financial Statements

Statement of Operations, page F-10

1.

We reviewed the revisions made in response to prior comment 3. Your computation of loss per common share of $0.13 for the three months ended December 31, 2024 appears incorrect. In this regard, the denominator in the calculation should use weighted average common shares of 2,544,000. Please revise. In addition, for all periods with a net loss and loss per share please revise to include the amounts in parentheses.

Response: We have revised the computation of loss per common share. We have also revised all applicable periods to present net loss and loss per share amounts in parentheses.

2.

We reviewed the revisions made in response to prior comment 4. Please remove the "From inception (December 7, 2023) - Sep 30, 2024)" statement of operations and statement of cash flows from your unaudited financial statements. Refer to Rule 8-03 of Regulation S-X.

Response: We have removed the unaudited Statements of Operations and Cash Flows for the period from inception (December 7, 2023) to September 30, 2024, in accordance with Rule 8-03 of Regulation S-X.

Sincerely,

/s/ Svetlana Belychova
Svetlana Belychova, President